Divakar Gupta

+1 212 479 6474

dgupta@cooley.com

February 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Julie Sherman

Vanessa Robertson

Alan Campbell

Celeste Murphy

Re:	Instil Bio, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 12, 2021

CIK No. 0001789769

Ladies and Gentlemen:

On behalf of Instil Bio, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated February 24, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on February 12, 2021.

The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 26, 2021

Page Two

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 12, 2021

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 6 and re-issue. The term “significant” unmet medical need similarly implies that your products are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. You may state, if true, that you are targeting indications with “unmet medical need.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 88, 103, 107 and 121 of the Registration Statement to remove references to “significant”.

* * * *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

February 26, 2021

Page Three

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474 or Madison Jones of Cooley LLP at (202) 728-7087.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Bronson Crouch, Instil Bio, Inc.

Sandeep Laumas, Instil Bio, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com